Exhibit 7.03

DUNLUCE ACQUISITION CORPORATION

January 22, 2007

TNS, Inc.
c/o Mr. Jean Manas
Deutsche Bank Securities, Inc.
60 Wall Street
New York, NY 10005

Dear Jean:

Pursuant to the letter dated January 9, 2007 from Henry Graham, we are pleased to present this offer to acquire all of the outstanding shares of common stock (the “Common Stock”) of TNS, Inc. (the “Company”) at a cash purchase price of $16.00 per share (the “Merger Consideration”) through a new acquisition vehicle, Dunluce Acquisition Corporation (“Dunluce”), a Delaware corporation. This offer is fully financed and contemplates all-cash consideration predicated on all stockholders being treated equally. As requested, our “mark-up” of the draft merger agreement provided to us by the Company will be sent to you under separate cover. We stand ready to discuss that mark-up with the Company and its advisors and to proceed swiftly to attempt to resolve any issues that it raises.

We recognize that this offer is significantly lower than our December 20, 2006 offer. The reduction is based entirely on facts of which we were previously unaware that were presented to us by the Company during the due diligence process. When considering such items as recurring increases in access charges and the price reductions in several customers contracts as specifically outlined by management, the Company’s run-rate EBITDA is approximately $10 million lower than we previously calculated based on analyst reports and publicly available information. In addition, our valuation is negatively impacted by the assumption of significantly higher liabilities due to a number of items identified to us by the Company during due diligence, including higher levels of senior debt estimated at closing as well as higher transaction costs than incorporated in our previous proposal.

Our price reduction is exclusively due to the above-mentioned items, and taking into account the Company’s revised forecast, represents an EBITDA multiple that is actually higher now than in our original offer. Based upon our due diligence review, we believe that our offer is fair and in the best interest of the Company’s shareholders.

Dunluce has received commitments to underwrite the entire purchase price through a combination of debt and equity.  The equity for the transaction has been committed to, in its entirety, by ABRY Partners, LLC (“ABRY”). Additionally, we have secured debt commitments from each of JP Morgan and SunTrust to fully underwrite the debt upon closing of the transaction. Commitment letters from ABRY and each of the lenders are enclosed herewith.

Our financing sources have completed their confirmatory due diligence with three exceptions: (i) review of the Company’s 2006 unaudited financial statements; (ii) satisfactory customer and vendor interviews; and (iii) understanding certain TNS tax practices. ABRY’s tax experts are currently working with the Company’s accountants to understand the outstanding tax issues, and we stand ready to complete customer calls and review the unaudited financial statements as soon as we are provided with the opportunity to do so by TNS.  Additionally, we are prepared to negotiate the merger agreement as we complete these final diligence items. The definitive merger agreement will not contain any financing contingencies.

This offer will not create a binding obligation on the part of either the Company or Dunluce with respect to any transaction unless and until such time as definitive documentation is approved, executed and delivered by the respective parties. The offer set forth in our December 20, 2006 letter is hereby withdrawn.

We look forward to working with the Company and its legal and financial advisors in a mutual effort to complete a transaction to benefit the Company’s public stockholders.  If we do not hear from you regarding definitive next steps with respect to a transaction process by 5:00pm EST on Wednesday, January 31, 2007, please consider this offer to be withdrawn. Your prompt consideration of this offer is requested.  Should you have any questions, please contact us or our financial advisor, Signal Hill Capital Group, LLC.

Sincerely,

/s/ John J. McDonnell, Jr.
John J. McDonnell, Jr.
Chairman and Chief Executive Officer
Dunluce Acquisition Corporation

Enclosures